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                                                              EXHIBIT 20

SUBJECT: SCE and Coalition Reach Consensus on Principles for Restructuring California's Electric Utility Industry

SACRAMENTO, Calif., August 11, 1995 -- in a joint announcement today, Southern California Edison and a broad coalition, including electricity customers and independent power producers, unveiled a set of principles for the restructuring of California's electric utility industry. The principles follow and build upon the California Public Utilities Commission's (CPUC) two proposed policy decisions issued on May 24. The agreement is the culmination of an ongoing set of negotiations prompted by Governor Pete Wilson and key members of the California Legislature, including Senator Steve Peace, Assemblyman Mickey Conroy and Assemblywoman Diane Martinez.

      The principles protect the interest of customers and provide for an orderly transition to a fully competitive marketplace for California's electric power needs. The principles affirm the creation of a power exchange or pool, and allow for the phase in of direct access as a feature simultaneously with the initiation of the exchange. These principles will be jointly recommended to the CPUC.

      "This is a great step forward to bringing about real competition in California's electric utility industry," said Bill Campbell, president of the California Manufacturers Association. We are encouraged by this development and believe that it will be a boost to California's long-term economic outlook."

      John Bryson, chairman and CEO of SCEcorp also praised the agreement. "These principles honor past commitments to utility shareholders and provide a sound basis for a rapid transition to a competitive electric marketplace with choice and reliability for all customers. They were made possible through the pioneering leadership of the California Public Utilities Commission. We at Edison are ready to work with customers and stakeholders to complete this transition." Bryson said that nothing in the agreement would adversely change SCE's previously announced goal of reducing its rates by 25 percent by the year 2000 after adjusting for inflation.

      The main elements of the agreement are as follows:

o Simultaneously begin operation of the power exchange or pool and physical direct access not later than 1/1/98.

o Direct access will phase in over a five-year period, including aggregation of residential, small commercial, educational and agricultural accounts in 1998.

o Market power issues to be resolved within five years of exchange operation.

o Continued operation of QF resources under existing contracts and a framework for transition to a competitive market.

o A transition mechanism for the recovery of costs for QF (qualified facilities), utility contracts, utility generating assets and regulatory assets.

o A modification of the SONGS settlement to link the utility's allowed rate of return on investment to the continued operation of the plant.

o Continuation of public policy and environmental programs consistent with California's existing policies.
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      Both Bryson and Campbell praised the efforts of the Governor's
Office, the CPUC, key legislators and other stakeholders for their efforts to date in moving forward the process, and encouraged additional participation in the effort to complete the restructuring of California's electric utility industry.